 **ALLIANCE RESOURCE PARTNERS, L.P.**

Brian L. Cantrell
Senior Vice President and
Chief Financial Officer
918.295.7673

December 2, 2005

Mr. Barry Stem
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

RE: Alliance Resource Partners, L.P.
Form 10-K, Filed March 15, 2005
File No. 0-26823

Dear Mr. Stem:

This letter confirms my conversation with Ms. Kimberly Calder on December 1, 2005 acknowledging receipt of your letter dated November 17, 2005 in regard to the above referenced matter. During our conversation, I indicated that Alliance Resource Partners, L.P. would provide its response no later than Friday, December 16, 2005 and Ms. Calder confirmed that receipt of the response by that date was acceptable

Please call me at 918.295.7673 if you have any questions.

Sincerely,

Brian L. Cantrell
Senior Vice President and
Chief Financial Officer

cc: Ms. Kimberly Calder
Via Facsimile 202.772.9220

U:\Cantrell, Brian\Correspondence\2005\12-02-05 Ltr to Barry Stem, SEC.doc

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